FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry's Be Mobile Conference Focuses on Mobile Security in Latin America	3.

Document 1

  NEWS RELEASE

May 12, 2014

FOR IMMEDIATE RELEASE

BlackBerry's Be Mobile Conference Focuses on Mobile Security in Latin America
Second Annual Event Will Convene Mobile Industry Leaders and Academics to Focus on Emerging
Trends

MIAMI, FLORIDA--(Marketwired - May 12, 2014) - BlackBerry Limited (NASDAQ:BBRY)(TSX:BB), a world leader in mobile communications, kicks off today its second Be Mobile Conference for Latin American media. The event will focus on the topic of mobile security and how current and future security trends are impacting governments, enterprises and individuals around the world.

"BlackBerry is the gold standard when it comes to secure mobile communications," said Jorge Aguiar, BlackBerry's Regional Director for Latin America. "As the global conversation on the importance of mobile security becomes more prominent, the significance of the unique mobile enterprise solutions BlackBerry provides has grown still further. This year's Be Mobile Conference will offer a wealth of information on mobile security trends that our large base of enterprise customers and more than 500 government customers across Latin America need to understand."

The Be Mobile Conference 2014 is a two day event for media that will include lectures from world-renowned security experts, interactive presentations and live demonstrations of BlackBerry's advanced enterprise mobility solutions, panel discussions and debates on mobile security trends.

The full program for the Be Mobile Conference is available at: www.thebemobileconference.com. Among the guest speakers presenting at the event will be:

--  Bruce Schneier: An internationally renowned security technologist, called a "security guru" by The Economist. He is the author of 12 books
    -- including Liars and Outliers: Enabling the Trust that Society Needs to Thrive -- as well as hundreds of articles, essays and academic papers. His influential newsletter "Crypto-Gram" and blog "Schneier on
    Security" are read by over 250,000 people.

--  Jeff Holleran: As Senior Director, Enterprise Product Strategy at
    BlackBerry, Jeff Holleran is responsible for setting the product strategy and roadmap for BlackBerry's enterprise software offerings.
    Jeff has also held leadership roles in product management, technical sales and solutions development since joining BlackBerry in November,
    2001.

--  Andrew Lippman: One of the founders of the world-famous MIT Media Lab,
    Andy is one of the world's foremost researchers on the evolution and impact of technology and media on business, society and everyday life.

--  John Sileo: CEO of The Sileo Group, a privacy and security think tank that helps organizations protect the data that drives their profits. His body of work includes engagements with the Pentagon, USA Today, Blue
    Cross, the FDIC, Pfizer, 60 Minutes, Homeland Security, and
    organizations of all sizes.

--  Jay Gumbiner: Oversees IDC's Latin America research organization, managing diverse teams of hardware, software and services analysts spread throughout the region, providing analysis across more than a dozen countries in Latin America through quarterly, semiannual and annual studies. These services provide detailed forecasts of the region's leading consumer and enterprise markets.

The conference can be followed on Twitter: @BlackBerryESP, @BlackBerry4Biz and via #bemobile.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Vivian Kobeh
Latin America Communications
954-648-7805
vkobeh@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	May 12, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer